UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offers

On December 7, 2016, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Connect Finance S.A. (“ICF”), commenced, in each case subject to the terms and conditions set forth in a confidential offering memorandum, (a) a private offer to exchange 6.75% senior notes due 2018 issued by Intelsat (Luxembourg) S.A. held by eligible holders for (i) up to an aggregate principal amount of $77 million newly issued 12.50% Senior Notes due 2022 to be issued by ICF (the “ICF Notes”), and (ii) up to $131 million aggregate in cash; and (b) a private offer to exchange 7.75% senior notes due 2021 issued by Intelsat (Luxembourg) S.A. held by eligible holders for (i) up to an aggregate principal amount of $344 million ICF Notes and (ii) up to $19 million aggregate in cash.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release announcing the Exchange Offers.

The information contained in this report shall be deemed to be incorporated by reference into the Offering Memorandum, dated December 7, 2016, with respect to the Exchange Offers.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated December 7, 2016, entitled “Intelsat Announces Exchange Offers for Certain Notes of Intelsat (Luxembourg) S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

Exhibit No.	Document Description

99.1	Press Release, dated December 7, 2016, entitled “Intelsat Announces Exchange Offers for Certain Notes of Intelsat (Luxembourg) S.A.”